ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

(These unaudited consolidated financial statements have not been reviewed by the Company’s auditors)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEET
(Unaudited)
(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2006	2005

ASSETS

Current
Cash	$8,013	$479,581
Advances and prepaid expenses	1,084	4,084
Goods & Services Tax recoverable	31,504	25,351
	40,601	509,016
Equipment (net of accumulated amortization)	4,368	5,020
	$44,969	$514,036

LIABILITIES

Current
Accounts payable and accrued liabilities	$143,137	$131,703
Amounts payable to related parties	29,817	53,750
	172,954	185,453

SHAREHOLDERS’ DEFICIENCY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
74,560,227 common voting shares at June 30, 2006
and 24,351,839 common voting shares at December
31, 2005	11,805,262	2,778,791

Obligation to issue shares	-	8,638,667

Other Contributed Capital	2,922,282	894,898

Deficit Accumulated During The Exploration Stage	(14,855,529)	(11,983,773)
	(127,985)	328,583

	$44,969	$514,036

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

										INCEPTION
										JUNE 16
		THREE MONTHS ENDED				SIX MONTHS ENDED				1995 TO
		JUNE 30				JUNE 30				JUNE 30
		2006		2005		2006		2005		2006

Expenses	$		$		$		$		$
Amortization		326		448		652		895		3,477
Consulting		9,562		13,854		20,212		20,851		99,687
Consulting-stock based
compensation		309,400		-		2,027,384		-		2,611,784
Deferred tax recovery		-		-		-		-		(22,495)
Exploration and mineral
property acquisition
costs		332,549		32,925		664,848		207,778		10,962,173
Interest expense and
bank charges		140		158		404		1,715		11,095
Management fees		19,500		17,400		41,500		36,750		393,154
Office and sundry		26,897		15,916		44,463		21,315		370,680
Professional fees		27,356		28,078		35,553		30,062		278,892
Promotion & travel		15,347		8,862		36,740		13,117		147,082
		741,077		117,641		2,871,756		332,483		14,855,529

Loss For The Period		741,077		117,641		2,871,756		332,483		$14,855,529

Deficit, Beginning Of
Period		14,114,452		2,129,774		11,983,773		1,914,932

Deficit, End Of Period		$14,855,529		$2,247,415		$14,855,529		$2,247,415

Basic And Diluted Loss
Per Share		$0.01		$0.01		$0.04		$0.02

Weighted Average
Number Of Shares
Outstanding		74,362,205		16,398,505		73,557,491		16,342,494

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	JUNE 30		JUNE 30		JUNE 30
	2006	2005	2006	2005	2006
Cash provided by (used in):

Operating Activities:
Net loss for the period	$(741,077)	$(117,641)	$(2,871,756)	$(332,483)	$(14,855,529)
Items not involving cash:
Amortization	326	448	652	895	3,477
Stock based compensation	309,400	-	2,027,384	-	2,611,784
Mineral property option
payment paid with stock	-	-	8,690,439	42,604	8,854,831
Obligation to issue shares for
mineral property acquisitions	-		(8,638,667)		-
Deferred tax recovery	-	-	-	-	(22,495)
Changes in non-cash operating
working capital
Advances & prepaid
expenses	-	(9,300)	3,000	(8,400)	(1,084)
Goods & Services tax
recoverable	(23,197)	9,344	(6,153)	18,527	(31,504)
Accounts payable and
accrued liabilities	101,414	3,211	11,434	(83,111)	143,137
Amounts paid (to) from
related parties	28,567	10,488	(23,933)	(33,712)	332,815
	(324,567)	(103,450)	(807,600)	(395,680)	(2,964,568)

Investing activities:
Equipment	-	-	-	-	(7,845)
	-	-	-	-	(7,845)

Financing Activities
Net proceeds on sale of
common stock	93,585	-	336,032	-	2,980,426
	93,585	-	336,032	-	2,980,426

Net Change In Cash	(230,982)	(103,450)	(471,568)	(395,680)	8,013

Cash, Beginning Of Period	238,995	141,387	479,581	433,617	-

Cash, End Of Period	$8,013	$37,937	$8,013	$37,937	$8,013

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 1)
JUNE 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of June 30, 2006 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2005 audited financial statements and notes thereto as these interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005.

2.	CAPITAL STOCK

	a)	Issued Shares

i)

On January 3, 2006 the Company issued 48,888,888 shares (for a deemed value of $8,638,667 which is shown as the Obligation to issue shares on the balance sheet of December 31, 2005) pursuant to the agreements dated October 20, 2005 for the acquisition of the Hatchet Lake property and the Smeaton/Forte a la Corne property as described in the notes to the financial statements for the year ended December 31, 2005.

		ii)	During the six months ended June 30, 2006, the Company issued 110,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $19,097;

		iii)	During the six months ended June 30, 2006, the Company issued 744,500 shares of common stock on the exercise of warrants, for total consideration of $223,350;

		iv)	On March 7, 2006 the Company issued 125,000 shares to the optionor of the Doran (Quebec) property, for a deemed consideration of $51,772, pursuant to the option agreement.

v)

During May, 2006 the Company closed a flow through private placement of 340,000 units at US$0.25 for total proceeds of CDN$93,585 (US$85,000) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering two half purchase warrants, may purchase an additional share at US$0.30 for two years). Both the common shares and the share purchase warrants comprising the units are flow-through.

	b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 1)
JUNE 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

2.	CAPITAL STOCK (Continued)

	b)	Stock Options (Continued)

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period. During January, 2006 the Company granted 3,500,000 stock options at an exercise price of US$0.40 per share and the expiry date of February 2, 2009. A stock option compensation expense value of $1,717,984 for the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 3.05 years.

On June 30, 2006, the Company granted 1,550,000 stock options at an exercise price of US$0.30 per share and the expiry date of February 2, 2009. A stock option compensation expense of $309,400 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 2.58 years

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at June 30, 2006:

		Remaining	Weighted	Number	Weighted
Range of		Contractual	Average	of	Average
Exercise	Options	Life	Exercise	Options	Exercise
Prices	Outstanding	(in years)	Price	Currently	Price
Exercisable

US$0.15 to US$0.40	6,790,000	2.58	$ U.S. 0.313	6,790,000	US$0.313

c)	Warrants

The following table lists the common share warrants outstanding at March 31, 2006. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

2,815,500	U.S. $0.25	December 31, 2006
550,000	U.S. $0.25	September 21, 2006
1,275,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
170,000	U.S. $0.30	May 23, 2008
10,143,834

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS (page 1)
JUNE 30, 2006
(Unaudited)
(Stated in Canadian Dollars)

3.	RELATED PARTY TRANSACTIONS

During the period ended June 30, 2006, the Company incurred $41,500 (2005 – 36,750) for management fees to directors and officers of the Company.

Amounts payable to related parties at June 30, 2006 of $29,817 (December 31, 2005 - $53,750) is to directors.